SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment 4)*

Caesars Entertainment Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

127686103
(CUSIP Number)

Andrew Langham
Icahn Capital LP
767 Fifth Avenue, 47th Floor
New York, New York 10153
(212) 702-4300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 28, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d‑7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

Item 1.  Security and Issuer

This statement constitutes Amendment No. 3 to the Schedule 13D relating to the shares of Common Stock, par value $0.01 per share (“ Shares” ), issued by Caesars Entertainment Corporation (the “ Issuer” ), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission (the “ SEC” ) on February 19, 2019 (as amended, the “ Schedule 13D” ), as amended by Amendment No. 1 to the Schedule 13D filed with the SEC on March 1, 2019, Amendment No. 2 to the Schedule 13D filed with the SEC on March 8, 2019, and Amendment No. 3 to the Schedule 13D filed with the SEC on March 11, 2019, to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following:

On March 28, 2019, the Reporting Persons and the Issuer entered into an amendment to the Director Appointment and Nomination Agreement dated March 1, 2019, a copy of which is filed herewith as an exhibit and incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by adding the following:

The disclosure set forth above in Item 4 is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits

1.
First Amendment to Director Appointment and Nomination Agreement between the Reporting Persons and the Issuer (incorporated by reference to Exhibit 99.1  to the Form 8−K filed by the Issuer with the Securities and Exchange Commission on March 29, 2019).

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 29,  2019

ICAHN PARTNERS MASTER FUND LP
ICAHN OFFSHORE LP
ICAHN PARTNERS LP
ICAHN ONSHORE LP
BECKTON CORP.
HOPPER INVESTMENTS LLC
BARBERRY CORP.
HIGH RIVER LIMITED PARTNERSHIP
By: Hopper Investments LLC, general partner
By: Barberry Corp.

By:  /s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

ICAHN CAPITAL LP
By: IPH GP LLC, its general partner
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
IPH GP LLC
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES G.P. INC.

By:  /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

/s/ Carl C. Icahn
CARL C. ICAHN

[Signature Page of Schedule 13D/A, No. 4 – Caesars Entertainment Corporation]